Global Mofy Metaverse Ltd.

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China

June 28, 2023

Via Edgar Correspondence

Mr. Austin Pattan

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Mofy Metaverse Ltd. Amendment No. 4 to Registration Statement on Form F-1 Filed May 5, 2023 CIK No. 0001913749 File No. 333-268553

Dear Mr. Pattan,

This letter is in response to the letter dated May 15, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Global Mofy Metaverse Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 5 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1 filed on May 5, 2023

Cover Page

1. Please disclose whether you have complied with your filing obligations under the trial measures as of the date of this prospectus.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on the cover page in the Amendment No. 5 to the Registration Statement regarding the trial measures issue.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Haogang Yang
Name:	Haogang Yang
Title:	Chief Executive Officer